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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

WORLD HEART CORPORATION
(Name of Subject Company — Issuer and Filing Person — Offeror)

3% Unsecured Convertible Debentures due September 15, 2009,
convertible into Common Shares, no Par Value,
of World Heart Corporation, having a Conversion Price of $1.25 per Share
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Richard Juelis, Vice President, Finance and Chief Financial Officer,
World Heart Corporation
7799 Pardee Lane
Oakland, California 94621
(510) 563-5000

Copies to:

Martin C. Glass, Esq.
White & Case LLP
1155 Avenue of the Americas
New York, New York 10036
(212) 819-8200
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)
$3,879,763	$456.65
(1)
This fee has been computed pursuant to Rule 457(f)(2) and is based on one-third of the aggregate principal amount of Debentures outstanding, $11,639,289.

(2)
The amount of the filing fee equals $117.70 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

SEC 2559(6-05)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.    SUMMARY TERM SHEET.

        The information set forth under "Summary of Terms" in the Offer to Amend and Exchange, dated as of June 20, 2005 (the "Offer"), attached hereto as Exhibit (a)(1)(C), is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

        (a)   Name and Address.    The name of the Issuer is World Heart Corporation, incorporated under the laws of the Province of Ontario (the "Company"). The address of the Company's principal executive office is 7799 Pardee Lane, Oakland, California 94621 and the telephone number of its principal executive offices is (510) 563-5000.

        (b)   Securities.    This Tender Offer Statement on Schedule TO relates to an offer by the Company to the holders of currently outstanding debentures (the "Debentures"), issued pursuant to the Purchase Agreement, dated as of September 15, 2004, giving the holders the opportunity to amend their Debentures (as so amended, the "Amended Debentures"), upon the terms and subject to the conditions described in the Offer and the related Election Form attached hereto as Exhibit (a)(1)(D).

        As of June 20, 2005, there was an aggregate principal amount of $11,639,289 Debentures convertible into an aggregate of 9,311,431 of our common shares, all of which are eligible under the Offer. As of June 17, 2005, the accrued interest on the outstanding Debentures amounted to $264,036.47, which, based upon the five day average market value as of June 17, 2005, is convertible into 239,380 of our common shares.

        The information set forth in the Offer under Section 1 ("Purpose and Terms") and Section 10 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Debentures and our Common Shares") is incorporated herein by reference.

        (c)   Trading market and price.    The information set forth in the Offer under Section 7 ("Price Range of Common Shares") and Section 10 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Debentures and our Common Shares") is incorporated herein by reference. No trading market exists for the Debentures or Amended Debentures.

        (d)   Dividends.    The information set forth in the Company's definitive Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on June 20, 2005 (the "Proxy Statement") under the caption "Dividends" on page 33 is herein incorporated by reference.

        (e)   Prior Public Offerings.    Not applicable.

        (f)    Prior Stock Purchases.    Not applicable.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

        (a)   Name and Address.    The information set forth under Item 2(a) above and in the Proxy Statement under the caption "Corporate Structure — Name, Address, and Incorporation" on pages 14-15 is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

        (a)   Material Terms.    The information set forth in the Offer under Section 1 ("Purpose and Terms"), Section 2 ("Procedure to Accept the Offer and Amend Debentures"), Section 3 ("Withdrawal Rights"), Section 4 ("Acceptance of Debentures and Issuance of Amended Debentures"), Section 5 ("Extension of Offer; Termination; Amendment"), Section 8 ("Source and Amount of Consideration; Description of Debentures") and Section 12 ("Certain Material United Stated Federal Income Tax Consequences") is incorporated herein by reference.

        (b)   Purchases.    The information set forth in the Offer under Section 10 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Debentures and our Common Shares") is incorporated herein by reference.

ITEM 5.    PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (e)   Agreements Involving the Subject Company's Securities.    The information set forth in the Offer under Section 10 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Debentures and our Common Shares") is incorporated herein by reference.

ITEM 6.    PURPORSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a)   Purposes.    The information set forth in the Offer under Section 1 ("Purpose and Terms") is incorporated herein by reference.

        (b)   Use of Securities Acquired.    The information set forth in the Offer under Section 4 ("Acceptance of Debentures and Issuance of Amended Debentures") and Section 8 ("Source and Amount of Consideration; Description of Debentures") is incorporated herein by reference.

        (c)   Plans.    The information set forth in the Offer under Section 9 ("Information Concerning World Heart Corporation") is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a)   Source of Funds.    Not applicable.

        (b)   Conditions.    Not applicable.

        (d)   Borrowed Funds.    Not applicable.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a)   Securities Ownership.    The information set forth in the Offer under Section 10 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Debentures and our Common Shares") is incorporated herein by reference.

        (b)   Securities Transactions.    The information set forth in the Offer under Section 10 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Debentures and our Common Shares") is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a)   Solicitations or Recommendations.    Not applicable.

        (b)   Employees and Corporate Assets.    Not applicable.

ITEM 10.    FINANCIAL STATEMENTS.

        (a)   Financial Statements.    Item 7 ("Financial Statements") of the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, filed on March 31, 2005, as amended by the Company's Annual Report on Form 10-KSB/A, filed with the SEC on June 20, 2005, including all material incorporated by reference therein, is incorporated herein by reference. Item 1 ("Financial Statements") of the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005, including all material incorporated by reference therein, is incorporated herein by reference. The information set forth in the Proxy Statement in Appendices B-1: "World Heart Corporation U.S. GAAP Annual Financial Statements," B-2: "World Heart Corporation Canadian GAAP Annual Financial Statements," and B-3: "World Heart Corporation U.S. GAAP Quarterly Financials for the Period Ended March 31, 2005" is incorporated herein by reference.

        (a)(4)    As of March 31, 2005, the book value per share of the Company's common shares was $1.38.

        The information incorporated herein by reference is available over the internet at the World Wide Web site of the SEC at http://www.sec.gov. Such information may also be obtained, free of charge, by contacting Rich Juelis, Vice President, Finance and Chief Financial Officer at the Company at (510) 563-5000 or by email at richard.juelis@worldheart.com.

        (b)   Pro Forma Information.    Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

        (a)   Agreements, Regulatory Requirements and Legal Proceedings.    Not applicable.

        (b)   Other Material Information.    Not applicable.

ITEM 12.    EXHIBITS.

(a)(1)(A)	Release Letter to Holders of Certain Debentures.
(a)(1)(B)	Letter to Holders of Certain Debentures.
(a)(1)(C)	Offer to Amend and Exchange, dated as of June 20, 2005.
(a)(1)(D)	Form of Election Form.
(a)(1)(E)	Form of Withdrawal Form.
(a)(1)(F)	Instructions to Election Form and Withdrawal Form.
(a)(1)(G)	Form of Debenture.
(a)(4)(A)	Registration Statement on Form F-3, filed with the Securities and Exchange Commission on October 14, 2004 (Registration No. 333-119750) and incorporated herein by reference.
(a)(5)(A)	Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on June 20, 2005, and incorporated herein by reference.

(a)(5)(B)	World Heart Corporation's Annual Report on Form 10-KSB, filed with the Securities and Exchange Commission on March 31, 2005, as amended by the Company's Annual Report on Form 10-KSB/A, filed with the SEC on June 20, 2005, and incorporated herein by reference.
(a)(5)(C)	World Heart Corporation's Quarterly Report on Form 10-QSB, filed with the Securities and Exchange Commission on May 16, 2005, and incorporated herein by reference.
(a)(5)(D)	Press Release, dated June 20, 2005, included as Exhibit 99.1 to WorldHeart's Current Report on Form 8-K, dated June 20, 2005, and incorporated herein by reference.
(b)	Inapplicable.
(d)(1)	Purchase Agreement, dated as of September 15, 2004, by and among WorldHeart and the purchasers, incorporated by reference to Exhibit 4.5 to WorldHeart Corporation's Annual Report on Form 10-KSB, filed with the Securities and Exchange Commission on March 31, 2005, as amended by the Company's Annual Report on Form 10-KSB/A, filed with the SEC on June 20, 2005.
(d)(2)	Registration Rights Agreement, dated as of September 15, 2004, by and among WorldHeart. and the purchasers, incorporated by reference to Exhibit 4.7 to WorldHeart Corporation's Annual Report on Form 10-KSB, filed with the Securities and Exchange Commission on March 31, 2005, as amended by the Company's Annual Report on Form 10-KSB/A, filed with the SEC on June 20, 2005.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ JAL S. JASSAWALLA Name: Jal S. Jassawalla Title: President and Chief Executive Officer
Date: June 20, 2005

INDEX TO EXHIBITS

(a)(1)(A)	Release Letter to Holders of Certain Debentures.
(a)(1)(B)	Letter to Holders of Certain Debentures.
(a)(1)(C)	Offer to Amend and Exchange, dated as of June 20, 2005.
(a)(1)(D)	Form of Election Form.
(a)(1)(E)	Form of Withdrawal Form.
(a)(1)(F)	Instructions to Election Form and Withdrawal Form.
(a)(1)(G)	Form of Debenture.
(a)(4)(A)	Registration Statement on Form F-3, filed with the Securities and Exchange Commission on October 14, 2004 (Registration No. 333-119750) and incorporated herein by reference.
(a)(5)(A)	Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on June 20, 2005, and incorporated herein by reference.
(a)(5)(B)	World Heart Corporation's Annual Report on Form 10-KSB, filed with the Securities and Exchange Commission on March 31, 2005, as amended by the Company's Annual Report on Form 10-KSB/A, filed with the SEC on June 20, 2005, and incorporated herein by reference.
(a)(5)(C)	World Heart Corporation's Quarterly Report on Form 10-QSB, filed with the Securities and Exchange Commission on May 16, 2005, and incorporated herein by reference.
(a)(5)(D)	Press Release, dated June 20, 2005, included as Exhibit 99.1 to WorldHeart's Current Report on Form 8-K, dated June 20, 2005, and incorporated herein by reference.
(b)	Inapplicable.
(d)(1)	Purchase Agreement, dated as of September 15, 2004, by and among WorldHeart and the purchasers, incorporated by reference to Exhibit 4.5 to WorldHeart Corporation's Annual Report on Form 10-KSB, filed with the Securities and Exchange Commission on March 31, 2005, as amended by the Company's Annual Report on Form 10-KSB/A, filed with the SEC on June 20, 2005.
(d)(2)	Registration Rights Agreement, dated as of September 15, 2004, by and among WorldHeart. and the purchasers, incorporated by reference to Exhibit 4.7 to WorldHeart Corporation's Annual Report on Form 10-KSB, filed with the Securities and Exchange Commission on March 31, 2005, as amended by the Company's Annual Report on Form 10-KSB/A, filed with the SEC on June 20, 2005.

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INDEX TO EXHIBITS